# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SUPER LEAGUE ENTERPRISE, INC., CIK 0001621672
CUSIP: 86804F400
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Address of issuer's principal executive offices: 2912 Colorado Avenue, Suite 203, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001938017

## Reporting persons
- Pioneer Capital Anstalt: type of reporting person: corporation (CO); citizenship or place of organization: Liechtenstein (N2); sole voting power 394,572; shared voting power 0; sole dispositive power 394,572; shared dispositive power 0; aggregate amount beneficially owned 394,572 (3.4% of the class)
  Comment: Note to 5, 7, 9 and 11: Based on 11,622,934 shares of Common Stock of the Issuer outstanding as of December 3, 2025 as reported in the Issuer's Form S-3 filed with the Securities and Exchange Commission on December 5, 2025.

## Item 1. Issuer
Name of issuer: SUPER LEAGUE ENTERPRISE, INC.
Address of issuer's principal executive offices: 2912 Colorado Avenue, Suite 203, Santa Monica, CA 90404

## Item 2. Person Filing
Name of person filing: Pioneer Capital Anstalt
Address of principal business office or, if none, residence: Drescheweg 2, 9490 Vaduz, Principality of Liechtenstein
Citizenship: Liechtenstein

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 394,572.00
Percent of class: 3.40%
Sole power to vote or to direct the vote: 394,572.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 394,572.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pioneer Capital Anstalt: /s/ Nicola Feuerstein, Dr. Nicola Feuerstein/Director (01/21/2026)